

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2010

China ShouGuan Mining Corporation
c/o Law Office of Michael M. Kessler, P.C.
4900 Paloma Avenue
Carmichael, California 95608

> **Re:** **China ShouGuan Mining Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 22, 2010**
> **File No. 333-167964**

Dear Sir or Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Please note that we are still considering your responses to the engineering comments and may have additional comments in this regard upon the completion of our review.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We remind you of prior comments 1 and 2 from our letter to you dated July 30, 2010.

2.   We note your response to prior comment 7 from our letter to you dated July 30, 2010. Please explain to us whether you believe that the procedures you describe are consistent with Exchange Act Rule 15c2-4, in particular Rule 15c2-4(b). If not, disclose any subsequent changes you have made to your procedures. We note the explanation you provide regarding Exchange Act Rule 3a4-1.

3.   We remind you of prior comment 6 from our letter to you dated July 30, 2010. In that regard, please revise to provide current and updated disclosure. For example, at page 19 you indicate that "The Agreement was effective on September 1, 2009 and is valid for one year," but you do not indicate whether the Agreement was renewed or ended after the one year anniversary passed.

4.   We note your response to the first bullet in prior comment 6 from our letter to you dated July 30, 2010. Your organizational structure chart shows that you own 100% of Bei Shen Limited. However, your disclosure at page 4 states that you are "the legal entity of BSL, while the business of BSL survives" despite your indication in the same sentence that you issued shares in "exchange for 100% of the ownership interest in BSL." Please revise your disclosure to further clarify.

5.   We reissue the sixth bullet point from prior comment 6 from our letter to you dated July 30, 2010.

Summary of Prospectus, page 4

6.   Revise to supply any missing entries from the list of agreements at page 6, which you have numbered "1., 4., and 5."

Risk Factors, page 7

7.   We note your response to prior comment 10 from our letter to you dated July 30, 2010 and reissue the comment in part. Provide a separate caption for the substantial doubt issue, and discuss the risks associated with the last sentence of the risk factor you added, which belongs in the new risk factor. Please also identify in the summary section your auditor's going concern opinion.

8.   We reissue comment 9 from our letter to you dated July 30, 2010. This section retains mitigating text and "no assurances" language. For example and as noted in prior comment 9, see the last sentence under "We are subject to the many risks of doing business internationally." Other examples include your multiple references to being "in compliance," as well as clauses with the following text:

   - "…we have a long-term strategy in place that will allow us to operate profitably" and "Although our current operating plan anticipates increased revenues" under "We have a history of operating losses"; and

   - "Although estimates of proven and probable reserves are made based on a high degree of assurance" and "While the parameters used have a reasonable basis" under "Estimates of mineral reserves and of mineralized material."

Please revise your disclosure to remove any mitigating text.

Management's Discussion and Analysis and Plan of Operation, page 27

9.   You are responsible for the accuracy and completeness of all disclosure you include in your filings. Please eliminate any suggestion otherwise, including the statement at page 27 that "we cannot guarantee their accuracy or completeness."

10.   We note your response to prior comment 27 from our letter to you dated July 30, 2010. Please revise the new disclosure to indicate, if true, that you are currently providing consulting services. In this regard, we note your disclosure at page 4, which suggests that you currently provide such services.

11.   We note your response to prior comment 28 from our letter to you dated July 30, 2010. It appears that your disclosure under "Commitments and Contingencies" is inconsistent with your disclosure under note 10 to your financial statements and related disclosure for the six months ended June 30, 2010. For instance, under "Commitments and Contingencies," it appears that you are a party to one operating lease vis-à-vis XinGuan where rental payments are due until January 2011. It is not clear that the other two operating leases (which allow for rental payments until March 2011 and February 2011, respectively) are held through XinGuan. Your disclosure under note 10, however, appears to suggest that all operating leases are held through XinGuan and all for rental payments until January 2011. Please revise your disclosure to reconcile the various statements.

12.   We note your response to prior comment 29 from our letter to you dated July 30, 2010 and we reissue the comment. We note that your disclosure under note 4 in your financial statements and related disclosure for the fiscal years ended December 31, 2009 and 2008 indicate that you made advances to Mr. Jingfeng, a director of SSIC, which you subsequently paid. Please provide the disclosure required by Item 404 of Regulation S-K with respect to these transactions. Please also provide all the required disclosure regarding any loans or other payments made by Mr. Zhang, or any other related person, pursuant to Item 404 of Regulation S-K, including the largest aggregate amount of principal outstanding during the period for which disclosure is provided. In this regard, we note that as of December 31, 2009, you owed Mr. Zhang $29,252, and as of June 30, 2010, you owed Mr. Zhang $150,856. Please also describe the circumstances surrounding the increase in amounts owed to Mr. Zhang.

Directors, Executive Officers, Promoters and Control Persons, page 37

13.   We note your response to prior comment 30 from our letter to you dated July 30, 2010 and we reissue the second and third sentences of that comment. Among other things, you need to provide a precise date when Mr. Zhang "founded" your company, which you refer to in general terms on page 4. Describe his business experience in the intervening

time prior to the founding and after he departed from CG Network, specifying the month in 2008 when he left CG Network's employ. If you retain the assertion that Tsinghua University is "one of the top two universities in China," provide independent supplemental support for the claim, and revise to clarify the source of it and its basis, as well as what was being measured in determining that it was one of the "top" universities. Lastly, please eliminate similar gaps and ambiguities which appear in each of the three other sketches you provide.

Exhibits, page 86

14.   We note that you filed the construction project agreement with Jinhai Mine Underground Engineering Ltd. Please file all other material contracts for your other subcontractors. If Jinhai Mine Underground Engineering Ltd. is your only subcontractor, please revise the references to "subcontractors" throughout the prospectus accordingly.

15.   When you incorporate by reference previously filed exhibits in future filings, including the next amendment, indicate precisely when and with which filing each listed exhibit was previously filed.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

China ShouGuan Mining Corporation
October 8, 2010
Page 5

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Craig Arakawa at (202) 551-3650 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters or George K. Schuler at (202) 551-3718 if you have questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340, or in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3745 with any other questions.

                                            Sincerely,

                                            H. Roger Schwall
                                            Assistant Director

cc   Michael M. Kessler, Esq.
        (916) 569-0799 (fax)